Exhibit 1

April 13, 2014

Via EMail and Fed Ex

Mr. Joel Hawthorne

President and Chief Executive Officer

GrafTech International Holdings

12900 Snow Road

Parma, Ohio 44130

Dear Joel:

Two questions that I have been asked by shareholders have been clearly answered by recent events. First, am I willing to reach a settlement? Second, did the GrafTech Board have a basis for not renominating me as a director?

On April 11, 2014, Save GrafTech proposed a settlement offer for minority representation on a newly reconstituted 10-member Board, including: (1) three Save GrafTech nominees (David Jardini, Karen Finerman and me), (2) one director to be mutually agreed on by Save GrafTech and the Company, (3) two GrafTech nominees (Tom Danjczek and Catherine Morris), and (4) four incumbent directors (Randy Carson, Joel Hawthorne, Ferrell McClean and Steven Shawley).

Save GrafTech also proposed a solution to address any concerns the Company might have about my suitability to rejoin the Board. Under our proposal, as described in the attached term sheet we previously sent you, the Board would promptly retain an independent law firm to review the undisclosed findings of the Special Committee’s prior investigation. That independent firm would determine whether I met GrafTech’s standards for membership on the Board of Directors. Should the law firm conclude that I did not, I would promptly resign from the Board.

Having served on the Board with your current directors, I was not surprised that GrafTech rejected this eminently reasonable offer and responded in less than eight hours with an unacceptable counterproposal. However, I was surprised that this rejection clearly betrays the Board’s lack of confidence in the “findings” of its own Special Committee investigation, which was the pretext for excluding me from continuing to serve as a director in 2013.

If the evidence of my “misconduct” is so compelling, why wouldn’t it stand up to an independent third-party review? We gave the GrafTech Board the opportunity to have their decision not to renominate me tested by an independent, impartial party. GrafTech’s rejection, which is carefully and disingenuously crafted to appear reasonable, makes it crystal clear that the Board does not stand behind the Special Committee’s findings. In fact, their rejection of my proposal supports what I have been saying all along – that the Special Committee’s so-called investigation was a total waste of time and significant money that provided absolutely no support for their actions, allegations and smears. While Save GrafTech proposed an objective assessment of the allegations of the GrafTech Board (as outlined in the Company’s [preliminary] proxy statement) through a simple process that would take only approximately two weeks to complete, the current Board instead demanded an elaborate litigation-like exercise that would take a minimum of two years to complete and would needlessly divert substantial funds from GrafTech’s shareholders to lawyers engaged in a “fishing expedition.” Reinvestigating the same purported leak through a judicial or arbitration process, as GrafTech now demands, is a transparent stall tactic designed to create a significant delay to my rejoining the Board.

Nevertheless, it is noteworthy that the Board is not categorically opposed to accepting me as a director, albeit under unduly burdensome and unreasonable terms. GrafTech’s rejection concedes that the Board has abandoned its prior position that it could not accept any settlement offer that would include me rejoining the Board. Shareholders should view this change as further evidence that the allegations in GrafTech’s [preliminary] proxy statement are utterly false. I have total confidence that an independent law firm would conclude that the Special Committee’s prior investigation of me provided no support whatsoever for its finding that I was not qualified to serve as a director.

Finally, shareholders should note the lengths to which this Board will go to protect Mary Cranston, an individual with a history of launching smear campaigns against those she perceives as obstacles or threats. A simple Internet search reveals a wealth of information reporting her history of bullying and underhanded personal attacks. The Board’s judgment must be questioned in allowing her to continue as Lead Independent director, especially given the Company’s chronic underperformance and its stated intention for Cranston to succeed Craig Shular as Chairman.

It is unfortunate that our settlement discussions have been scuttled by GrafTech’s inability to accept an exceptionally reasonable offer, which included minority representation for the Save GrafTech slate as well as a significant two-year standstill provision. I continue to believe that many other GrafTech shareholders agree with me that the GrafTech Board needs to be reconstituted – and that, in order to bring about meaningful change, Save GrafTech’s level of Board representation must reflect the scale of the problems the Company is facing. I look forward to providing shareholders with a platform for truly meaningful change at the 2014 Annual Meeting.

Sincerely,

/s/ Nathan Milikowsky
Nathan Milikowsky